02/27/2003 16:05 FAX 214 353 9965 BI[redacted]ALER CONCEPTS @002

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SECURITIES ... ION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~40482~~3

8-52964

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH ... SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/31/01 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rumfolo and Associates Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4708 TAMARISK, Bellaire, Tx 77401
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARilu Rumfolo (713) 661-7373
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nathan T. Tuttle, CPA
(Name — if individual, state last, first, middle name)

6111 Beverly Hill, Suite 6, Houston, TX 77057
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, MARILU RUMFOLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RUMFOLO AND ASSOCIATES SECURITIES, LP, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PRESIDENT
Title

Notary Public

WANDA L EASLEY
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES
APRIL 19, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL STRUCTURE

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A REPORT CONTAINING THE STATEMENT OF FINANCIAL CONDITION HAS BEEN INCLUDED. ACCORDINGLY, IT IS REQUESTED THAT THIS REPORT BE GIVEN CONFIDENTIAL TREATMENT.

RUMFOLO & ASSOCIATES SECRITIES, LP

AUDITED FINANCIAL STATEMENTS
AND ACCOUNTANT'S REPORT
DECEMBER 31, 2002

NATHAN T. TUTTLE
CERTIFIED PUBLICACCOUNTANT
HOUSTON, TEXAS

NATHAN T. TUTTLE
Certified Public Accountant
6111 Beverly Hill, Suite 6
Houston, Texas 77057
Telephone (281) 216-5338

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Rumfolo & Associates Securities LP
Houston, Texas

I have audited the accompanying statements of financial condition of Rumfolo & Associates Securities LP (a Texas limited partnership) as of December 31, 2002 and 2001, and the related statements of operations, cash flows, and changes in partners' capital for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on these audits.

I conducted these audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rumfolo & Associates Securities LP as of December 31, 2002 and 2001, and the results of its operations, cash flows, and changes in partners' capital for the years then ended in conformity with generally accepted accounting principles.

My audits were conducted for the purpose of forming an opinion of the financial statements taken as a whole. The accompanying information contained on Schedules 1, 2, and 3 are presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 25, 2003

CONTENTS

RUMFOLO & ASSOCIATES SECURITIES, LP
STATEMENT OF FINANCIAL CONDITION

		December 31,	
		2002	2001
ASSETS			
Cash and cash equivalents	$	9,530	$ 51,469
Commissions receivable from clearing organization		20,454	25,550
Property and equipment net of accumulated depreciation of $6,377		41,437	31,850
Other Assets		11,775	2,505
Total assets	$	83,195	$ 111,374
LIABILITIES AND PARTNERS' CAPITAL			
Liabilities:			
Accounts payable and accrued expenses	$	-	$ 2,382
Total liabilities	$	-	$ 2,382
Partners' capital		83,195	108,992
Total liabilities and partners' capital	$	83,195	$ 111,374

See notes to financial statements.

RUMFOLO & ASSOCIATES SECURITIES, LP
STATEMENT OF OPERATIONS

	For the Year Ended 2002	For the Year Ended 2001
Revenues:		
Commission income	$ 468,278	348,534
Interest	126	809
Total revenues	468,404	349,343
Expenses		
Officer's compensation and benefits	103,388	70,000
Floor brokerage and clearing costs	220,664	122,470
Communications	4,088	-
Occupancy	27,000	11,700
Professional fees	39,395	-
Administrative fees	2,360	-
Other	72,306	72,413
Total expenses	469,200	276,583
Net income	$ (796)	$ 72,760

See notes to financial statements

RUMFOLO & ASSOCIATES SECURITIES, LP
STATEMENT OF CASH FLOWS

	For the Year Ended December 31,	
	2002	**2001**
Cash Flows from operating activities:		
Net income	$ (796)	$ 72,760
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	5,214	1,163
Changes in assets and liabilities:		
Decrease (Increase) in commissions receivable	5,096	(25,550)
(Increase) in other assets	(9,270)	(2,505)
(Decrease) Increase in accounts payable and accrued expenses	(2,382)	2,382
Net cash used/provided by operating activities	(2,138)	48,250
Cash Flows from investing activities		
Proceeds used to purchase fixed assets	(15,300)	(33,013)
Net cash used by investing activities	(15,300)	(33,013)
Cash Flows from financing activities:		
Withdrawals/proceeds from contributed capital	(25,000)	36,232
Net cash used/provided by financing activities	(25,000)	36,232
Net decrease in cash	(42,438)	51,469
Cash at Beginning of Year	51,469	-
Cash at End of Year	$ 9,030	$ 51,469

See notes to financial statements

RUMFOLO & ASSOCIATES SECURITIES, LP
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the Years Ended December 31, 2002 and 2001

	LLC Partners' Capital	Limited Partner's Capital	General Partner's Capital	Total Partners' Capital
Balance - September 14, 2000 (INCEPTION)	$ -	$ -	$ -	$ -
Initial capital contributions	1,000	-	-	1,000
Additional capital contributions	35,232	-	-	35,232
Allocation of net income	72,759	-	-	72,759
Balance at December 31, 2001	108,991	-	-	108,991
Net income at August 6, 2002	11,629	-	-	11,629
Balance at August 6, 2002	120,621	-	-	120,621
Buyout of LLC member and conversion to LP	(120,621)	94,665	956	(25,000)
Net income from August 7,2002 through December 31, 2002	-	(12,301)	(124)	(12,426)
Balance at December 31, 2002	$ -	$ 82,363	$ 832	$ 83,195

See notes to financial statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Rumfolo & Associates Securities, LP ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A. Business Activity

The Company is a Bellaire, Texas, based broker and dealer subject to regulation under the Securities Exchange Act of 1934, as well as the rules of the National Association of Securities Dealers, Inc. (NASD), of which the Company is a member. The Company's customers are located throughout the United States. The Company's primary source of revenue is from commissions on trades from institutional investor customers.

The Company operates under a fully disclosed basis in accordance with the exemption under 15c3-3(k)(2)(ii) whereby all securities transactions are carried by and cleared through the Company's clearing broker.

B. Cash and Cash Equivalents

For purposes of this statement of cash flows, the Company considers all short-term investments purchased with an original maturity of three (3) months or less to be cash equivalents.

C. Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

D. Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation and amortization of furniture and equipment is provided using the straight-line method for financial reporting purposes based on estimated useful lives of five (5) to seven (7) years. Expenditures for repairs and maintenance are charged to expense as incurred.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

E. Revenue and Cost Recognition

Customers' securities transactions are recorded on the settlement date basis with related commission income and expenses recorded on a trade date basis.

G. Federal Income Taxes

The Company (formerly Rumfolo & Associates, LLC) converted to a Partnership during the year and its Certificate of Limited Partnership was executed August 9, 2002. The Company is taxed as a partnership for 2002 under the Internal Revenue Code.

NOTE 2 – CLEARING BROKER CONTRACT

The Company has entered into an agreement for securities clearance services with Capital Institutional Services, Inc. (CIS) to carry and clear on a fully disclosed basis the Company's margin and cash accounts.

Under the agreement, the Company assumes responsibility for any potential payments to CIS to bring any of the Company's customer accounts in compliance with various securities laws and requirements. However, CIS assumes responsibility for monitoring the compliance of the Company's accounts.

The Company has also entered into Commission Sharing agreement with E*Trade Securities, LLC to provide various clients of the Company a facility for executing securities transactions and to pay the Company a portion of the commissions received on transactions generated by the Company's clients.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain a minimum net capital, as defined, of $5,000. Additionally, the Rule 15c3-1 requires that the Company's ratio of aggregate indebtedness to net capital, as defined, be no greater than 15 to 1. At December 31, 2002, and 2001 the Company had net capital of $29,984 and $64,394, and an aggregate indebtedness to net capital of 0 to 1 and .032 to 1 respectively.

Note 4 – FURNITURE AND EQUIPMENT

Furniture and equipment at cost consisted of the following at December 31, 2002, and 2001:

	Depreciable Life	Amount 2002	2001
Furniture and equipment	5 – 7	$ 25,880	$ 20,824
Leasehold improvements	5	21,934	12,189
		47,814	33,013
Less: accumulated depreciation		(6,377)	(1,163)
NET FURNITURE AND EQUIPMEMNT		$ 41,437	$ 31,850

NOTE 5 – RELATED PARTY TRANSACTIONS

Office space is leased from a member of the Company under a month-to-month operating lease. Total rental expense paid to the partner/member for the period ending December 31, 2002, and 2001 was $27,000 and $11,700 respectively.

In addition guaranteed payments were made to the partner/member for the period ending December 31, 2002, and 2001 of $103,388 and $70,000 respectively.

NOTE 6 – CAPITAL ACCOUNTS

CAP Initiatives, L.L.C., a Texas limited liability company, who had a forty-nine (49) percent interest in Rumfolo and Associates Securities, L.L.C. (RAS) assigned its entire interest to Marilu J. Rumfolo who held the remaining fifty-one (51) percent of RAS. The effective date of the assignment was August 6, 2002, with a one-time payment of $25,000 to CAP. Simultaneously the LLC was converted to a Texas limited partnership. The limited partner is Marilu J. Rumfolo who maintains a ninety-nine (99) percent ownership interest.

Schedule 1

RUMFOLO & ASSOCIATES SECURITIES, LP
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2002

Total Capital	
Stockholders' equity	$ 83,195
Less nonallowable assets:	
Fixed Assets	(41,437)
Other Assets	(11,775)
Liquid capital before other deductions/charges	29,983
Haircuts on money market account (2%)	-
Liquid capital	29,983
Minimum liquid capital requirement	5,000
Liquid capital in excess of required amount	$ 24,983
Aggregate indebtedness	$ 0
Ratio: Aggregate indebtedness to net capital	0.00

See notes to financial statements.

Schedule 2

RUMFOLO & ASSOCIATES SECURITIES, LP
Reconciliations Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
For the Year Ended December 31, 2002

A. Reconciliation of Computation of Net Capital:

1. Net Capital, per FOCUS Report, Part IIA, page 10, line 15	$	8,366
Accrued income from prior years - error due to clearing organization oversight		21,618
Adjusted net capital	$	29,984
2. Aggregate Indebtedness, per FOCUS Report Part IIA, page 10, line 20	$	1,164
Adjusted aggregate indebtedness		-

The Company prepares its record on an accrual basis and it was determined there were no outstanding liabilities at the end of the year.

See notes to financial statements.

Schedule 3

RUMFOLO & ASSOCIATES SECURITIES, LP

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is Capital Insitutional Services.

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3 (k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

See notes to financial statements.

Nathan T. Tuttle
Certified Public Accountant
6111 Beverly Hill, Suite 6
Houston, Texas 77057

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Rumfolo & Associates Securities, LP

In planning and performing my audit of the financial statements and supplemental schedules of Rumfolo & Associates Securities, LP as of and for the year ended December 31, 2002, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide an assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Rumfolo & Associates Securities, LP including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Rumfolo & Associates Securities, LP does not carry securities for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons

Recordation of differences required by rule 17a-13

Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Rumfolo & Associates Securities, LP is responsible for establishing and maintaining an internal control structure and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Rumfolo & Associates Securities, LP has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Corporation's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 26, 2003

Nathan T. Tuttle, CPA